Board of Directors
Kings Road Entertainment Inc.
468 N. Camden Dr.
Beverly Hills, CA 90210

July 14, 2007

Fellow Board Members,

Unfortunately, I must resign from the Board of Directors of Kings Road Entertainment effective immediately. It was a true experience and education collaborating with the team at KRE for the past 9 months or so. Please feel free to contact me with any questions or concerns. I trust my resignation will be made public knowledge as soon as possible.

Best regards,

Emanuel Neuman